UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41433

Warrantee Inc.

1103, Kitahama Craft

2-4-1 Doshomachi, Chuo-ku

Osaka City, Osaka 541-0045, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F  ☐

Resignation of Mr. Takashi Kanazawa

On November 10, 2023, Mr. Takashi Kanazawa notified Warrantee Inc. (the “Company”) of his resignation as a director of the Company, effective November 10, 2023. Mr. Kanazawa has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

As of the date of this report, the Company is still looking for a director candidate to fill in the vacancy created by the resignation of Mr. Kanazawa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: November 28, 2023